

Mail Stop 3720

November 4, 2008

Via U.S. Mail and Fax (908) 953-0797
John X. Adiletta
Chief Financial Officer
Somerset International Group, Inc.
90 Washington Valley Road
Bedminster, NJ 07921

   RE: **Somerset International Group, Inc.**
       Form 10-K for the fiscal year ended December 31, 2007

       Form 10-Q for the quarters ended March 31 and June 30, 2008
       File No. 000-10854

Dear Mr. Adiletta,

   We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on Form 10-K for the year ended December 31, 2007

Note 2 – Significant Accounting Policies

K. Revenue Recognition, page F-10

1. We note that your two operating subsidiaries, Meadowlands and Fire Control, specialize in the "distribution, sale, installation and maintenance of fire and security equipment and systems that include fire detection, video surveillance, and burglar alarm equipment." It appears that these activities involve revenue arrangements with multiple deliverables. Tell us how you considered and applied the guidance in EITF 00-21.

2. You disclose that equipment sales are recognized "when the equipment is delivered." Describe for us the nature and extent of the activities required to install the equipment. In your response discuss how you considered and applied the guidance in SAB 104 in determining your revenue recognition policy.

3. Tell us whether there is any difference in the operations of the two operating subsidiaries you acquired in 2007.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose

the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director